

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

<u>Via E-mail</u>
Gregg G. Seibert
Chief Financial Officer
Cablevision Systems Corporation
1111 Steward Avenue
Bethpage, NY 11714

   Re: Cablevision Systems Corporation
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed February 26, 2014
      File No. 001-14764

Dear Mr. Seibert:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director

cc: <u>Via E-mail</u>
  Jamal Houghton
  Associate General Counsel and Assistant Secretary
  Cablevision Systems Corporation